UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-35291

Riviera Holdings Corporation
(Exact name of registrant as specified in its charter)

2901 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 794-9237
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
10% First Mortgage Notes Due 2004
(Title of each class of securities covered by this Form)

Contingent Value Rights
Common Stock, par value $0.001 per share
Class A Common Stock, par value $0.001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Riviera Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Riviera Holdings Corporation

Date:	April 15, 2015	By:	/s/ Robert James Kunkle
			Name:	Robert James Kunkle
			Title:	President